Exhibit a.2

CERTIFICATE OF AMENDMENT

TO

DECLARATION OF TRUST

OF

NUVEEN PREFERRED AND INCOME DECEMBER 2021 TERM FUND

The undersigned, being a majority of the Trustees of Nuveen Preferred and Income December 2021 Term Fund (the “Trust”), acting pursuant to the authority granted to the Trustees under Article XIII, Section 4(ii) and (iii) of the Declaration of Trust of the Trust made on the 6th day of July, 2016 by the initial Trustee thereunder (the “Declaration”), do hereby amend the Declaration, effective as of the 30th day of September 2016, as follows:

1.    Section 1 of Article I of the Declaration is amended to read in its entirety as follows:

Section 1.    Name. This Trust shall be known as the “Nuveen Preferred and Income 2022 Term Fund,” and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determined.

And all references to the name of the Trust in the Declaration are hereby amended accordingly.

2.    Paragraph (a) of Section 1 of Article XIII is amended to read in its entirety as follows:

Section 1.    Termination of Trust. (a) Unless earlier terminated or unless the term is extended, in each case as provided in this paragraph (a), the Trust shall continue its operations in the ordinary course until no later than the close of business on March 1, 2022, provided that the Trustees may take such steps prior to March 1, 2022 as they deem appropriate in anticipation of ceasing operations in the ordinary course on such date, including any actions permitted by paragraph (b) below; and following March 1, 2022, the Trustees shall proceed to wind up the affairs of the Trust in accordance with paragraph (b) below. Notwithstanding the foregoing, (i) the Trust or a class or series may be terminated at any time prior to the close of business on March 1, 2022 or (ii) the term of the Trust may be extended beyond March 1, 2022 for one period that in no event may exceed six months, by action of the Trustees and upon provision of at least sixty (60) days prior written notice to affected shareholders, without a vote of the shareholders of the Trust, or the class or series as the case may be. In addition, the Trust or a class or series may be terminated by the affirmative vote of the shareholders entitled to vote at least sixty-six and two-thirds percent (66  2⁄3%) of the outstanding

Common Shares, in the case of the termination of the Trust, or by the affected class or series as the case may be in the event of the termination of a class or series, unless such action has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Trustees fixed in accordance with this Declaration of Trust or the By-Laws, in which case the affirmative vote of the holders of at least a majority of the outstanding Common Shares or the applicable class or series as the case may be, shall be required, provided however that if there are then outstanding Preferred Shares, such vote with respect to the termination of the Trust shall be by the affirmative vote of the shareholders entitled to vote at least sixty-six and two-thirds percent (66  2⁄3%) of the outstanding Common Shares and Preferred Shares, voting as a single class, unless such action has previously been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Trustees fixed in accordance with this Declaration of Trust or the By-Laws, in which case the affirmative vote of the holders of at least a majority of the outstanding Common Shares and Preferred Shares voting as a single class shall be required.

3.    Except as amended hereby, the Declaration remains in full force and effect.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of the Trust, has executed this instrument as of this 30th day of September 2016.

/s/ William Adams IV
William Adams IV
as Trustee
333 West Wacker Drive
Chicago, Illinois 60606

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